Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchangeof Hong Kong Limited take no responsibilityfor the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Weibo Corporation

微 博 股 份 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9898)

CHANGE OF ADDRESS OF PRINCIPAL PLACE OF

BUSINESS IN HONG KONG

The board of directors (the “Board”) of Weibo Corporation (the “Company”) hereby announces that with effect from November 9, 2023, the address of the principal place of business in Hong Kong of the Company will be relocated from 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong to Unit 3, 20/F, Futura Plaza, 111-113 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

By order of the Board
Weibo Corporation
Mr. Charles Guowei Chao
Chairman of the Board

Hong Kong, November 9, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Bo Liu, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.